

November 14, 2023

Saqib Islam
Chief Executive Officer
SpringWorks Therapeutics, Inc.
100 Washington Blvd
Stamford, CT 06902

      Re: SpringWorks Therapeutics, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2022
            Filed February 28, 2023
            File No. 001-39044

Dear Saqib Islam:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences